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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Bentley Communications Corp.
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                                (Name of Issuer)

                         Common Stock, Par Value $.0001
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                         (Title of Class of Securities)

                                    082643107
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                                 (CUSIP Number)

                                  Gordon F. Lee
                         11301 Olympic Blvd., Suite 680
                              Los Angeles, CA 90860
                                 (310) 445-2599

                                 with a copy to:
                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    10/18/02
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 082643107

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Kryptosima Acquisition Corp.
     11301 Olympic Blvd., Suite 680
     Los Angeles, CA 90068
     Federal ID No.: 777-0612421

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     Georgia
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               7.   Sole Voting Power
  NUMBER OF         50,000,000 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           50,000,000 shares
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     50,000,000 shares
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     23%
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14.  Type of Reporting Person (See Instructions)

     CO
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

CUSIP No. 082643107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Gordon F. Lee
     11301 Olympic Blvd., Suite 680
     Los Angeles, CA 90068
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     Canadian, permanent resident of United States
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               7.   Sole Voting Power
                    87,500,000 shares* at October 18, 2002; 124,500,000 shares*
  NUMBER OF         currently
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           87,500,000 shares* at October 18, 2002; 124,500,000 shares*
    WITH            currently
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     87,500,000 shares* at October 18, 2002; 124,500,000 shares* currently
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     39% at October 18, 2002, 34% currently
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14.  Type of Reporting Person (See Instructions)

     IN
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* As the sole officer and director of Kryptosima, Mr. Lee may be considered to be an indirect beneficial owner of the 50,000,000 shares owned by Kryptosima.

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ITEM 1. Security and Issuer
---------------------------

         Common Stock, Par Value, $.0001

         Bentley Communications Corp.
         11301 Olympic Blvd., Suite 680
         Los Angeles, CA 90064

ITEM 2. Identity and Background
-------------------------------

         Kryptosima Acquisition Corp. is a Georgia corporation located at 11301 Olympic Blvd., Ste. 680, Los Angeles, CA 90068. Kryptosima Acq. does not have any operations at this time.

         Gordon F. Lee, a Canadian national and permanent resident of the United States of America, is an the sole officer and director of Kryptosima Acquisition Corp. located at 11301 Olympic Blvd. Ste. 680, Los Angeles, California 90068. Mr. Lee is also an officer and director of Bentley Communications Corp. and American IDC Corp. Indirect beneficial ownership of the shares owned by Kryptosima Acq. may be attributed to Mr. Lee because of his control relationship with Kryptosima Acq.

         (d,e)         Legal Proceedings

         During the last five years, neither Kryptosima Acquisition Corp. or Gordon Lee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Kryptosima Acquisition Corp. or Gordon Lee have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         On or about October 18, 2002, 50,000,000 shares of common stock were issued to Kryptosima Acquisition Corp. in connection with the proposed merger between Bentley Communications Corp. and Kryptosima. Subsequent to December 31, 2002 the acquisition agreement between Bentley and Kryptosima was rescinded by mutual agreement of both parties. The rescission of the agreement calls for cancellation of 50,000,000 shares of Bentley common stock issued for the acquisition of Kryptosima. As of June 30, 2003, these shares were still issued and outstanding and the company has recorded a total expense of $1,500,000 in order to recognize a loss in this transaction.



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         Gordon F. Lee is the sole officer and director of Kryptosima
         Acquisition Corp. Consequently, Mr. Lee may be considered to be an indirect beneficial owner of the shares owned by Kryptosima.

ITEM 4. Purpose of Transaction
------------------------------

         Please refer to Item 3.

ITEM 5. Interest in Securities of the Issuer
--------------------------------------------

           (a) Out of 221,930,764 outstanding shares at November 15, 2002, Kryptosima Acq. owned 50,000,000 shares, or approximately 23% of the outstanding common stock. Out of 221,930,764 outstanding shares at November 15, 2002, Gordon Lee owned 87,500,000 shares, or approximately 39% of the outstanding common stock. Out of 363,926,034 outstanding shares at November 15, 2003, Gordon Lee currently owns 124,500,000 shares, or approximately 34% of the outstanding common stock. As the sole officer and director of Kryptosima Acq., Mr. Lee may be considered to be an indirect beneficial owner of the shares owned by Kryptosima Acq.

           (b) Kryptosima Acq. and Mr. Lee have the sole power to vote and dispose of the 50,000,000 shares held by Kryptosima Acq. Mr. Lee has the sole power to vote the 74,500,000 shares attributable to him.

           The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Lee for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any of the 50,000,000 shares of common stock owned by Kryptosima Acq.

           (c) Not applicable.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
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Securities of the Issuer
------------------------

         None.

ITEM 7. Material to Be Filed as Exhibits
----------------------------------------


         The following exhibit is filed herewith:

         Exhibit A - Joint Filing Agreement.



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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2003
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Date

/s/ Gordon F. Lee
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Signature

Gordon F. Lee, President of Kryptosima Acquisition Corp.
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/s/ Gordon F. Lee
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Signature

Gordon F. Lee, an individual
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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                                    Exhibit A

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.0001 per share, of Bentley Communications Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

            The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Dated:      November 19, 2003


Kryptosima Acquisition Corp.




By: /s/ Gordon F. Lee
    ---------------------------
Name: Gordon F. Lee
Title:  President




Gordon F. Lee


/s/Gordon F. Lee
----------------------------